OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

(Rule 13d-101)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(a) and Amendments Thereto

Filed Pursuant to File 13d-2(a)

Bresler & Reiner, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

107336-10-9

(CUSIP Number)

Burton J. Reiner

7108 Armat Drive

Bethesda, MD 20814

(202) 488-8800

With a copy to:

Lawrence D. Rovin, Esquire

Klehr, Harrison, Harvey Branzburg & Ellers LLP

260 South Broad Street

Philadelphia, PA 19102

(215) 568-6060

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 107336-10-9	SCHEDULE 13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Burton J. Reiner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

        2,763 shares of common stock

  8.    SHARED VOTING POWER

        846,015 shares of common stock

  9.    SOLE DISPOSITIVE POWER

        2,763 shares of common stock

10.    SHARED DISPOSITIVE POWER

        846,015 shares of common stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,778 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.99%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 107336-10-9	13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Anita O. Reiner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

        0 shares of common stock

  8.    SHARED VOTING POWER

        846,015 shares of common stock

  9.    SOLE DISPOSITIVE POWER

        0 shares of common stock

10.    SHARED DISPOSITIVE POWER

        846,015 shares of common stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,015 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.89%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 107336-10-9	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Burton J. Reiner Revocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

        423,008 shares of common stock

  8.    SHARED VOTING POWER

        0 shares of common stock

  9.    SOLE DISPOSITIVE POWER

        423,008 shares of common stock

10.    SHARED DISPOSITIVE POWER

        0 shares of common stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,008 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.45%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 107336-10-9	13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Anita O. Reiner Revocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

        423,007 shares of common stock

  8.    SHARED VOTING POWER

        0 shares of common stock

  9.    SOLE DISPOSITIVE POWER

        423,007 shares of common stock

10.    SHARED DISPOSITIVE POWER

        0 shares of common stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,007 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.45%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 107336-10-9	13D	Page 6 of 9 Pages

Item 1.    Security and Issuer.

This statement relates to the common stock (the “Common Stock”) of Bresler & Reiner, Inc. a Delaware corporation (the “Company”). The Company’s principal offices are located at 11140 Rockville Pike, Suite 620, Rockville, MD 20852.

Item 2.    Identity and Background.

(a) This statement is being filed by (i) Burton J. Reiner with respect to shares beneficially owned by him, (ii) Anita O. Reiner with respect to shares beneficially owned by her, (iii) Burton J. Reiner Revocable Trust (the “Burton Trust”) with respect to shares beneficially owned by it, and (iv) Anita O. Reiner Revocable Trust (the “Anita Trust”) with respect to shares beneficially owned by it. Mr. and Mrs. Reiner, the Burton Trust and the Anita Trust are collectively referred to herein as the “Filing Persons.” The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the “Act”). The Filing Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. This statement amends, with respect to the Filing Persons only, a Schedule 13D filed on March 4, 2003 by the Filing Persons and the Burton and Anita Reiner Charitable Remainer Unitrust (the “Unitrust”) (the “Original Schedule 13D”).

(b) The residence address of the Filing Persons is 7108 Armat Drive, Bethesda, Maryland 20814.

(c) Mr. Reiner’s principal occupation is as President and Co-Chairman of the Board of Directors of the Company. Mrs. Reiner is not employed. The principal businesses of the Burton Trust and the Anita Trust are to be estate planning vehicles for Mr. and Mrs. Reiner.

(d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is

CUSIP No. 107336-10-9	13D	Page 7 of 9 Pages

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bresler and Mrs. Bresler are both citizens of the United States. The Burton Trust and the Anita Trusts are organized in the State of Maryland.

Item 3.    Source and Amount of Funds or Other Consideration.

The Filing Persons are submitting this statement in connection with the transfer by Mr. and Mrs. Reiner of 423,008 shares of the Company to the Burton Trust and 423,007 shares of the Company to the Anita Trust. Mr. and Mrs. Reiner transferred such shares to the Burton Trust and Anita Trust for estate planning purposes. Such shares remain subject to the Agreement, dated as of February 21, 2003, among Mr. and Mrs. Reiner, the Unitrust, Bresler Family Investors, L.L.C., Charles Bresler and Fleur S. Bresler, a copy of which is attached to the Original Schedule 13D.

Item	4. Purpose of Transaction.

See Item 3 above.

Item	5. Interest in Securities of the Issuer.

(a) Mr. Reiner beneficially owns 848,778 shares of Common Stock, which constitutes 30.99% of the Common Stock outstanding of the Company (based upon 2,738,606 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the “Form 10-Q”)).

Mrs. Reiner beneficially owns 846,015 shares of Common Stock, which constitutes 30.89% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

The Burton Trust beneficially owns 423,008 shares of Common Stock, which constitutes 15.45% of the Common Stock outstanding of the Company (based on the number of shares outstanding reported on the Form 10-Q).

CUSIP No. 107336-10-9	13D	Page 8 of 9 Pages

The Anita Trust beneficially owns 423,007 shares of Common Stock, which constitutes 15.45% of the Common Stock outstanding of the Company (based on the number of shares outstanding reported on Form 10-Q).

(b) Mr. Reiner has the sole voting power and power to dispose of 2,763 shares of Common Stock. Mr. Reiner shares voting power and power to dispose with Mrs. Reiner, as joint trustees, with respect to (i) 423,008 shares of Common Stock held by the Burton Trust and (ii) 423,007 shares of Common Stock held by the Anita Trust.

The Burton Trust has the sole voting power and power to dispose of 423,008 shares of Common Stock.

The Anita Trust has the sole voting power and power to dispose of 423,007 shares of Common Stock.

(c) See Item 3 above.

(d) N/A

(e) N/A

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 above.

Item	7. Material to be Filed as Exhibits.

N/A

CUSIP No. 107336-10-9	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement relating to such party is true, complete and correct.

Dated: August 29, 2003

/s/ BURTON J. REINER

Burton J. Reiner

/s/ ANITA O. REINER

Anita O. Reiner

BURTON J. REINER REVOCABLE TRUST

By:	/s/ BURTON J. REINER
Name: Burton J. Reiner Title: Trustee

By:	/s/ ANITA O. REINER
Name: Anita O. Reiner Title: Trustee

ANITA O. REINER REVOCABLE TRUST

By:	/s/ ANITA O. REINER
Name: Anita O. Reiner Title: Trustee

By:	/s/ BURTON J. REINER
Name: Burton J. Reiner Title: Trustee